EXHIBIT 21

SUBSIDIARIES OF THE COMPANY
NAME OF ORGANIZATION	STATE OR OTHER JURISDICTION OF INCORPORATION
Triarco Arts & Crafts LLC	Delaware
Nasco Exports, Inc.	Wisconsin
American Educational Products LLC	Colorado
Hubbard Scientific LLC	Colorado
Scott Resources LLC	Colorado
Spectrum Educational Supplies, Ltd.	Canada
Simulaids, Inc.	New York
S-A Subsidiary, Inc.	Delaware
SREH, Inc.	Canada